OPEN TEXT CORPORATION

275 Frank Tompa Drive

Waterloo, Ontario, Canada

T (519) 888-7111 F (519) 888-0677

January 5, 2012

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention:	Melissa Kindelan,
Staff Accountant, Division of Corporation Finance

Re:	Open Text Corporation
File No. 0-27544

Dear Ms. Kindelan:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 20, 2011 to Mr. Paul McFeeters, our Chief Financial Officer. The comment letter relates to our Form 10-K for the fiscal year ended June 30, 2011 (“Form 10-K”) which was filed with the Commission on August 15, 2011 and our current reports on Form 8-K (“Form 8-K”) filed with the Commission on October 26, 2011 and August 10, 2011.

For ease of reference, the response set forth below has been organized in the same manner in which the Staff’s comments were organized, and such Staff comments are set out in bold text below.

Form 10-K for the Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Fiscal 2011 Compared to Fiscal 2010

Provision for (recovery of) income taxes, page 34

1. In your response to our prior comment 1, we note your proposed additional disclosure as to why the company reorganized their international subsidiaries. In future filings please include in your revised disclosures how the reorganization has and will impact your effective tax rate as you describe in your response.

We note the Staff’s comments above and in addition to our response previously submitted for prior comment 1, we will also include in future filings how the reorganization impacted our effective tax rate, as was described in our response to prior comment 1.

Liquidity and Capital Resources, page 35

2. We note from your response to our prior comment 2 that while certain subsidiaries are subject to additional taxes upon repatriation of their earnings, the company intends to indefinitely reinvest such funds outside of Canada. However, we continue to believe that to the extent your foreign subsidiaries hold a significant amount of the company’s total cash and cash equivalents, which are subject to additional taxes upon repatriation, disclosure of such amounts would be beneficial for investors in understanding the company’s liquidity. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. Please tell us the amount of cash and cash equivalents that are subject to additional taxes upon repatriation and provide us with the proposed revised disclosures that you intend to include in your future filings beginning with your next Form 10-Q.

United States Securities and Exchange Commission

January 5, 2012

We note the Staff’s comments above and in addition to our response previously submitted for prior comment 2 we respectfully submit and reiterate that cash held outside of Canada can either be repatriated with no restrictions or at no additional tax cost with the exception of certain jurisdictions, such as the United States.

In jurisdictions such as the United States where additional taxation may arise on repatriation of earnings to Canada, we reiterate that such cash will continue to be reinvested for the purpose of financing local operations and acquisitions and is not intended to be repatriated. In support of this assertion, we request that it be noted that we have invested approximately $800 million during fiscal 2009-2012 in connection with the following significant United States based acquisitions as listed in the table below:

Fiscal year	Name of Acquisition	Cash Consideration ($ millions)
2012	Global 360 Holding Corp.	$258.7
2011	StreamServe Inc.	70.5
	Metastorm Inc.	182.0
2010	Vignette Corporation	182.9
2009	Captaris Inc.	102.1
	eMotion LLC	4.8

		$801.0

In addition, immediately after the acquisition of Global 360 Holding Corp. (noted above), our cash balance in the United States was approximately $44.7 million. While we also expect to reinvest this balance to fund United States operations and acquisitions, in the unlikely event that these funds are not used for local operations and acquisitions, the potential tax impact, calculated based on a withholding tax rate of 5%, would result in a non material tax expense of approximately $2.0 million.

We therefore submit that we do not expect jurisdictions, such as the United States, where additional taxation may arise on repatriation of earnings to Canada to have a material impact or effect on our liquidity, financial condition and results of operations and any additional disclosure is not material to users of our financial statements.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Litigation, page 107

3. We note your response to our prior comment 4. Please clarify, for us, the last sentence in your response where you indicate you will disclose if true that the recorded amounts of possible reasonable losses are not material to your financial statements. In this regard, it is unclear why you are limiting your disclosures to “recorded” amounts of possible losses as the guidance in ASC 450 does not require one to accrue for (i.e. record) reasonably possible losses. Please confirm that in future filings you will disclose whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose either an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In addition, please confirm that you will expand your policy disclosures on page 107 to discuss how you evaluate your legal matters for accounting and disclosure purposes as indicted in your response. Please provide the proposed revised disclosures that you intend to include in future filings in response to this comment.

We note the Staff’s comments above and can confirm that we do not intend to limit our disclosures to “recorded” amounts of possible losses. We confirm that in future filings we will disclose whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose either an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

United States Securities and Exchange Commission

January 5, 2012

We also confirm that we will expand our policy disclosures under our “Significant Accounting Policies” note (“Note 2”) to include a discussion of how we evaluate legal matters for accounting and disclosure purposes, as was indicated in our response to prior comment 4. Our intended revised disclosures under Note 2 in response to this comment would appear as follows:

Litigation

“ We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant legal matter and evaluate such matters to determine how they should be treated for accounting and disclosure purposes in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 450-20-50. Specifically, this evaluation process includes the centralized tracking and itemization of the status of all our disputes and litigation items, discussing the nature of any litigation and claim, including any dispute or claim that is reasonably likely to result in litigation, with relevant internal and external counsel, and assessing the progress of each matter in light of its merits and our experience with similar proceedings under similar circumstances.

If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss in accordance with ASC Topic 450, “Contingencies”. As of the date of this filing [on our Form 10-K, for the fiscal year ended June 30, 2011], such aggregated losses were not material to our consolidated financial position or result of operations and we do not believe as of the date of this filing that it is reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material to our consolidated financial position or results of operations.”

Note 13 – Income Taxes, page 121

4. We note from your response to our prior comment 5 that additional taxes may arise upon repatriation of earnings from your U.S. subsidiaries, however you also indicate that such earnings are intended to be reinvested indefinitely. Considering the subsidiaries in the United States contribute significantly to the operations of the company, it would seem the amount of earnings for which taxes have not been provided would be material. Please tell us your consideration to disclose the amount of such earnings in addition to the proposed disclosure provided in your response.

We note the Staff’s comments above and submit and reiterate that the cash generated by our Unites States’ subsidiaries is intended to be reinvested indefinitely. In addition, we note that although our revenues from the United States contributed approximately 43% of our consolidated revenue in Fiscal 2011, the United States subsidiaries contributed approximately 11% of our consolidated earnings before interest, tax, depreciation and amortization. As indicated in our response to comment 2 above, we do not expect that taxes payable on the repatriation of current cash balances currently located in the United States, if such amounts were to be repatriated to Canada, would be material.

Forms 8-K Filed October 26, 2011 and August 10, 2011

5. We note your response to our prior comment 6. We continue to believe your presentation conveys undue prominence to a statement based on non-GAAP information under the guidance provided by Question 102.10. In this regard, we believe you could provide investors with a clear explanation regarding changes and fluctuations in your non-GAAP measures through a discussion of such measures as opposed to presenting a full non-GAAP income statement. Please further support your position or confirm that you will remove such presentation in future Form 8-K filings. Also, pursuant to the guidance in Question 102.11 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, you should provide the calculation of the tax rate used in the non-GAAP disclosures for each period presented. Please ensure that you will provide such calculations in future filings, as applicable.

United States Securities and Exchange Commission

January 5, 2012

We note the Staff’s comments above and confirm that we will, in future filings, replace the non-GAAP-based table that is currently being presented with a “side by side” reconciliation of each line item in the GAAP-based income statement to the corresponding non-GAAP-based measure. In addition, we submit and undertake that we will provide qualitative explanations, by way of footnotes, to each of the adjustments made to the GAAP-based numbers (including disclosure regarding the tax rate used) as well as provide equal prominence to both GAAP-based and non-GAAP-based results.

Below is an illustration of how information relating to the three months ended June 30, 2011 would have been presented under our proposed, revised format:

Reconciliation of GAAP-based measures to Non GAAP based measures.

($ in thousands except for per share amounts)

	Three months ended June 30, 2011				Three months ended June 30, 2011
(in ‘000s except per share amounts)	GAAP- based	Adjust- ments		Non- GAAP- based	GAAP- based numbers as Percentage of Revenue	Non GAAP- based numbers as Percentage of Revenue	Open Text Fiscal 2011 Target Model

Revenues:

License	$79,558	—		$79,558	27.9%	27.9%	25-30%

Customer Support	150,956	—		150,956	52.9%	52.9%	52-57%

Service and Other	54,939	—		54,939	19.2%	19.2%	18-23%

Total Revenue	285,453			285,453

Cost of Revenues:

License	5,547	—		5,547

Customer Support	23,237	(121	) (1)	23,116

Service and Other	47,753	—		47,753

Amortization of acquired technology-based intangible assets	18,524	(18,524	) (2)	—

Total Cost of revenue	95,061			76,416

Gross profit	190,392			209,037	66.7%	73.2%	73-75%

Operating Expenses

Research and development	39,437	(695	) (1)	38,742	13.8%	13.6%	14-16%

Sales and marketing	68,417	(1,340	) (1)	67,077	24.0%	23.5%	21-23%

General and administrative	24,085	(720	) (1)	23,365	8.4%	8.2%	8-10%

Depreciation	6,066	—		6,066	2.1%	2.1%	2%

Amortization of acquired customer-based intangible assets	10,807	(10,807	) (2)	—

United States Securities and Exchange Commission

January 5, 2012

Special charges	4,483	(4,483	) (3)	—

Total operating expense	153,295			135,250

GAAP-based income from operations/ Non-GAAP-based adjusted operating margin	37,097			73,787	13.0%	25.8%

Other income (expense), net	(5,477)	5,477	(4)	—

Interest income (expense), net	(2,253)			(2,253)

Income before income taxes	29,367			71,534

Provision for (recovery of) income taxes	775	9,240	(5)	10,015

GAAP-based Net income for the period/ Non- GAAP-based Adjusted Net Income	$28,592			$61,519

GAAP-based Earnings per share/ Non GAAP-based Adjusted Net Income per share	$0.49			$1.05

(1)	Adjustment relates to the exclusion of share based compensation expense from our non-GAAP-based operating expenses as this expense is excluded from our internal analysis of operating results
(2)	Adjustment relates to the exclusion of amortization expense from our non-GAAP-based operating expenses as the timing and frequency of amortization expense is dependent on our acquisitions and is hence excluded from our internal analysis of operating results.
(3)	Adjustment relates to the exclusion of Special charges from our non-GAAP-based operating expenses as Special charges are generally incurred in the aftermath of acquisitions and are not indicative or related to continuing operations and are hence excluded from our internal analysis of operating results.
(4)	Adjustment relates to the exclusion of Other income (expense) from our non-GAAP-based operating expenses as Other income (expense) relates primarily to the transactional impact of foreign exchange and are generally not indicative or related to continuing operations and are hence excluded from our internal analysis of operating results.
(5)	Adjustment relates to differences between the GAAP-based tax rate of 2.64% and a non-GAAP-based tax rate of 14%; these rate differences are due to the income tax effects of expenses that are excluded for the purpose of calculating non-GAAP-based adjusted net income.

6. Please explain further your “Reconciliation of Non-GAAP Adjusted Operating Margin to GAAP-based Net Income.” In this regard, tell us why you did not reconcile to the most directly comparable GAAP measure such as GAAP operating margin or revise accordingly in future filings. We refer you to 10(e)(1)(i)(B) of Regulation S-K.

We note the Staff’s comments above and confirm that we will, in future filings, replace the non-GAAP-based table that is currently being presented and replace it with a “side by side” reconciliation of each line item in the GAAP-based income statement to the corresponding non-GAAP-based measure (as set out in our response to comment 5 above). We believe that the revised table will provide an easy and direct reconciliation of non-GAAP-based adjusted operating margin to the most directly comparable GAAP-based measure; i.e. the GAAP-based Income from operations sub-total in our consolidated financial statements.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (905) 762-6121.

United States Securities and Exchange Commission

January 5, 2012

Sincerely,

/s/ Paul McFeeters

Paul McFeeters

cc:
(1)Gordon A. Davies, Chief Legal Officer and Corporate Secretary, Open Text Corporation
(2)Sujeet Kini, Vice President, Controller (Principal Accounting Officer), Open Text Corporation
(3)KPMG Canada, LLP